Exhibit (a)(1)

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (495) 725 0700	Fax +7 (495) 721 0017

February 9, 2010

Dear Shareholder:

We are pleased to inform you that VimpelCom Ltd. today commenced an exchange offer to acquire all outstanding Open Joint Stock Company “Vimpel-Communications” (the “Company” or “OJSC VimpelCom”) common and preferred shares from holders resident in the United States, and all outstanding OJSC VimpelCom American depositary shares (“ADSs”) from any holder, wherever located, in exchange for VimpelCom Ltd. depositary receipts (“DRs”) (the “U.S. Offer”). VimpelCom Ltd. has also made a parallel exchange offer to all holders of OJSC VimpelCom common and preferred shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”), pursuant to a separate Russian offer document. VimpelCom Ltd. is offering a nominal cash consideration alternative under the Offers, as required by Russian law.

Completion of the Offers is conditioned upon, among other things, more than 95.0% of the OJSC VimpelCom common and preferred shares, including those common shares represented by ADSs, being validly tendered and not withdrawn prior to the expiration of the Offers. Immediately following the successful completion of the Offers, VimpelCom Ltd. intends to acquire all of the outstanding shares of Closed Joint Stock Company “Kyivstar G.S.M.”, a provider of mobile telecommunications services in Ukraine, in exchange for newly issued VimpelCom Ltd. common shares.

The Board of Directors of the Company unanimously recommends that the holders of OJSC VimpelCom shares and ADSs tender their OJSC VimpelCom shares and ADSs to VimpelCom Ltd. in the Offers and elect to exchange those shares and ADSs for VimpelCom Ltd. DRs and not for the nominal cash consideration alternative.

A copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 is enclosed. It contains additional information relating to the Offers, including a description of the reasons for the Board of Directors’ recommendations described above and additional factors that you should consider, including VimpelCom Ltd.’s intention to commence a squeeze-out procedure under Russian law following completion of the Offers pursuant to which it would have the right to acquire all remaining shares of OJSC VimpelCom not tendered into the Offers. Also enclosed are the VimpelCom Ltd. preliminary prospectus, dated February 8, 2010, and related documents, including a letter of transmittal for use in tendering OJSC VimpelCom ADSs. These documents describe the terms and conditions of the Offers. We urge you to read the enclosed materials carefully.

Very truly yours,

Boris Nemsic	Alexander Torbakhov
Chief Executive Officer	General Director